                                                                    EXHIBIT 99.1



FOR IMMEDIATE RELEASE

                                          Contact:   Kevin S. McKay
                                                     SAP America
                                                     610-661-2733
                                                      -or-
                                                     Gundolf Moritz
                                                     SAP AG
                                                     011-49-6227-74-4872
                                                      -or-
                                                     James P. Prout
                                                     Taylor Rafferty Associates
                                                     212-889-4350


SAP TO INTRODUCE A STOCK OPTION PROGRAM

Walldorf, Germany -- December 9, 1999 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise solutions, today announced its plans to introduce a stock option and convertible bond program in the first quarter of 2000. The program, named the SAP AG 2000 Long Term Incentive Plan (LTI Plan), will augment SAP's existing stock-based compensation package to attract, retain and motivate senior managers and top performers to grow the value of the enterprise and to secure their commitment to the company. The LTI plan requires approval from SAP AG's ordinary and preference shareholders; accordingly, SAP will hold an extraordinary general meeting in Mannheim on January 18, 2000 to pass a resolution on the establishment of the plan.

The LTI plan consists of two key programs, stock options and convertible bonds, that are competitive in the United States marketplace and are in compliance with the German legislation on corporate control and disclosure (KonTraG). The stock option program includes a performance hurdle on the value of the stock options whereby the stock options only have value provided the growth in the SAP preference share price surpasses the performance of a reference index within a defined period. The reference index will be the Goldman Sachs Software Index, a subindex included in Goldman Sachs Technology Index (GSTI(TM)). The index is calculated by Goldman, Sachs & Co.

The second program of the LTI Plan involves the issuance of convertible bonds, which can be converted to SAP AG preference shares within a defined period. The total number of shares of SAP AG Preference shares underlying the stock options and convertible bonds to be issued to participants by SAP may not exceed 6.25 million.

Dietmar Hopp, Co-Founder and Supervisory Board Chairman of SAP AG commented, "The Supervisory and Executive Boards have drawn up a competitive and well-balanced stock-based incentive program that will help SAP to maintain its leading edge in the market for Internet-based business applications on a long-term basis. This new compensation package will enable SAP to attract top managers and retain its already world-class employee base."

4 YEAR VESTING PERIOD
The stock options and convertible bonds will be issued in no fewer than three annual tranches, with no single tranche including more than 50% of the total quantity included under the program. Exercising of the stock options and conversion of the bonds are subject to certain vesting requirements. Vesting occurs from the time of bond issuance or stock option granting as follows: 33% after two years, 33% after three years and the remaining balance after four years. These vesting periods also help SAP achieve its aim of securing the long-term commitment of the participants. To avoid potential insider trading issues, convertible bonds and stock options may not be issued or exercised during certain black-out periods.


                                    - more -

LTI PLAN PARTICIPANTS
The participants include members of the SAP AG Executive Board, members of the executive boards of SAP AG affiliates, and selected senior managers and top performers of SAP AG and its affiliates. For each of these four groups, the plan states a maximum amount of stock options and convertible bonds that can be issued. To provide transparency, the appendix of the annual report and the Company's Form 20-F will include the number of options granted and bonds issued to each member of the SAP AG Executive Board. The disclosure will include details about Executive Board member activities such as the number of options exercised and bonds converted, the amounts paid to the Company, and the bonds and options still outstanding at the end of the year.

REPURCHASE OF OWN SHARES AND CREATION OF CONTINGENT CAPITAL OF
APPROXIMATELY Euro 16 MILLION.
The proposed resolution for the extraordinary general shareholders meeting includes authorization for SAP AG to buy back its own preference shares from the market. These will be the shares used upon exercise of stock options and conversion of the bonds. Alternatively, SAP AG can issue additional shares to provide the preference shares required under the LTI Plan. Therefore, a resolution will be proposed at the extraordinary general meeting to create contingent capital of approximately Euro 16 million.

ENHANCING THE CURRENT STOCK-BASED INCENTIVE PROGRAM
This LTI Plan is designed to enhance the current stock-based compensation and incentive programs offered by SAP. The current programs include the virtual stock option program - the Stock Appreciation Rights Program (STAR) - which will continue to run in modified form, and the Employee Discount Stock Purchase Plan that allows SAP employees to purchase a certain amount of SAP AG shares at a discount subsidized by the Company.

The invitation to the Extraordinary General Shareholders Meeting on January 18, 2000, including the Executive Board's report, is published in full in today's issue of the German "Bundesanzeiger". The invitation can also be viewed on the Internet at www.sap.com/investor.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

                                      # # #